                       SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                (Amendment No. 1)

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b), (c) AND (d), AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                        TESSCO Technologies Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872386107
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  Schedule 13G/A

CUSIP No. 872386107
1        NAME OF REPORTING PERSON

                  Robert B. Barnhill, Jr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  Not Applicable

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

5        SOLE VOTING POWER

                  895,915 (as of December 31, 1999) (includes 202,400
                  shares purchasable under options exercisable within sixty days of December 31, 1999)

6        SHARED VOTING POWER

                  160,000 (as of December 31,1999) (includes 150,000 shares held by Mr. Barnhill's spouse and children, and 10,000 shares held by a private charitable foundation of which Mr., Barnhill and his spouse are the sole directors) Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

7        SOLE DISPOSITIVE POWER

                  895,915 (as of December 31, 1999) (includes 202,400
                  shares purchasable under options exercisable within sixty days of December 31, 1999)

8        SHARED DISPOSITIVE POWER

                  160,000 (as of December 31,1999) (includes 150,000 shares held by Mr. Barnhill's spouse and children, and 10,000 shares held by a private charitable foundation of which Mr., Barnhill and his spouse are the sole directors) Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,055,915 (as of December 31, 1999) (includes 202,400 shares purchasable under options exercisable within sixty days of December 31, 1999, 150,000 shares held by Mr. Barnhill's spouse and children and 10,000 shares held by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors) Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of either the 150,000 shares owned by Mr. Barnhill's spounse and children or the 10,000 shares owned by the charitable foundation.

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  22.5%

12       TYPE OF REPORTING PERSON

                  IN

ITEM 1.

         (a)      Name of Issuer:

                           TESSCO Technologies Incorporated

         (b)      Address of Issuer's Principal Executive Offices:

                           11126 McCormick Road
                           Hunt Valley, Maryland  21031

ITEM 2.

         (a)      Name of Person Filing:

                           Robert B. Barnhill, Jr.

         (b)      Address of Principal Business Office, if none, Residence:

                           11126 McCormick Road
                           Hunt Valley, Maryland 21031

         (c)      Citizenship:

                           United States

         (d)      Title of Class of Securities:

                           Common Stock

         (e)      CUSIP Number: 872386107

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

ITEM 4

         (a) Amount Beneficially Owned as of December 31, 1999: 1,055,915 (includes 202,400 shares purchasable under options exercisable within sixty days of December 31,

                  1999, 150,000 shares held by Mr. Barnhill's spouse and children, and 10,000 shares owned by a private charitable foundation of which Mr. Barnhill and his spouse are the sole directors) Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of either the 150,000 shares owned by Mr. Barnhill's spouse and children or the 10,000 shares owned by the charitable foundation.

         (b)      Percent of Class: 22.5%

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote as of December 31, 1999: 895,915 (includes 202,400 shares purchasable under options exercisable within sixty days of December 31, 1999)

                  (ii) shared power to vote or to direct the vote as of December 31, 1999: 160,000 (includes 150,000 shares held by Mr. Barnhill's spouse and children, and 10,000 shares held by a private charitable foundation of which Mr., Barnhill and his spouse are the sole directors) Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

                  (iii) sole power to dispose or to direct the disposition of as of December 31, 1999: 895,915 (includes 202,400 shares purchasable under options exercisable within sixty days of December 31, 1999)

                  (iv) shared power to dispose or to direct the disposition of as of December 31, 1998: 160,000 (includes 150,000 shares held by Mr. Barnhill's spouse and children, and 10,000 shares held by a private charitable foundation of which Mr., Barnhill and his spouse are the sole directors) Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these shares.

ITEM 5.  Ownership of Five Percent or Less of a Class

                  Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group

                  Not Applicable.

ITEM 9.  Notice of Dissolution of Group

                  Not Applicable.

ITEM 10.

                  Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         FEBRUARY 14, 2000
                                         -----------------
                                                       Date


                                         /S/ ROBERT B. BARNHILL, JR.
                                         ---------------------------
                                   Name: Robert B. Barnhill, Jr.